EXHIBIT 99.2
Indian GAAP Press Release

Q2 revenues grew sequentially by 14.5%

Guidance revised upwards. Revenues expected to cross $ 3 billion in fiscal 2007 - To grow between 45.5% - 46.0%

Bangalore, India - October 11, 2006

Highlights
Consolidated results for the quarter ended September 30, 2006

  Income was Rs. 3,451 crore for the second quarter ended September 30, 2006; YoY growth was 50.4%
  Net profit after tax and before exceptional items was Rs. 930 crore for the quarter ended September 30, 2006; YoY growth was 52.0%
  Earnings per share* before exceptional items increased to Rs. 16.75 from Rs. 11.13 for the corresponding quarter in the previous year; YoY growth was 50.5%
  Interim dividend of Rs. 5 per share (100% on par value of Rs. 5 per share) compared to Rs. 3.25 (65% on par value of Rs. 5 per share) for the corresponding period in the previous year

Others

  45 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 10,795 employees (net 7,741) for the quarter by Infosys and subsidiaries
  66,150 employees as on September 30, 2006 for Infosys and subsidiaries

"Our business model provides a compelling value proposition to clients in a flat world," said Nandan M. Nilekani, CEO and Managing Director. "Our robust organic growth coupled with investments in various strategic areas helped us to grow faster in this environment. We have revised our guidance to cross $ 3 billion in revenues this fiscal."

Business outlook
The company's outlook (consolidated) for the quarter ending December 31, 2006 and the fiscal year ending March 31, 2007, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated

Quarter ending December 31, 2006**

  Income is expected to be in the range of Rs. 3,602 crore and Rs. 3,625 crore; YoY growth of 42.3% - 43.2%
  Earnings per share* are expected to be Rs. 16.84; YoY growth of 42.2%

Fiscal year ending March 31, 2007**

  Income is expected to be in the range of Rs. 13,853 crore and Rs. 13,899 crore; YoY growth of 45.5% - 46.0%
  Earnings per share* are expected to be Rs. 66; YoY growth of 46.6%

Outlook under US GAAP

Quarter ending December 31, 2006

  Consolidated revenues are expected to be in the range of $ 790 million and $ 795 million; YoY growth of 41.3% - 42.2%
  Consolidated earnings per American Depositary Share* are expected to be $ 0.37; YoY growth of 42.3%

Fiscal year ending March 31, 2007

  Consolidated revenues are expected to be in the range of $ 3.03 billion and $ 3.04 billion; YoY growth of 40.6% - 41.1%
  Consolidated earnings per American Depositary Share* are expected to be $ 1.44; YoY growth of 41.1%
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006
** conversion 1 $ = Rs. 45.60

"We saw strong double-digit sequential growth during the quarter," said S. Gopalakrishnan, COO, President and Joint Managing Director. "Package Implementation, Testing, Consulting and Business Process Management services are growing fast. We have built the necessary scale and momentum into these services for rapid growth."

Dividend Declaration
The company has declared an interim dividend of Rs. 5 per share (100% on an equity share of par value of Rs. 5 each) at the board meeting held today. An interim dividend of Rs. 3.25 (65% on an equity share of par value of Rs. 5 each) was declared for the corresponding period in the previous year. The record date for payment of dividend will be October 20, 2006.

Expansion of services and significant projects
As the business world is 'flattened' by a confluence of disruptive trends, Infosys helped companies across industries to compete effectively. Faster innovation is a key shift that companies must make to win in the flat world.

Infosys is enabling a leading US cable provider offering cable TV, Internet, telephony and wireless services to launch and test time-critical services with a focus on creating new revenue streams.

The world's premier measurement company, providing core bio-analytical and electronic measurement solutions to multiple industries, engaged Infosys to rewrite its life sciences and chemical analysis website into .NET architecture.

Infosys has commenced a multi-year, multimillion-dollar infrastructure services engagement with a $2 billion company that designs and sells Internet Protocol (IP) routers for private and public access networks.

Infosys' legacy modernization services are helping a large insurance company to improve business capabilities, introduce products to the market faster, increase IT flexibility and reduce operational costs.

Enterprise services are enabling companies to become nimbler and more competitive. In a long-term engagement with a large US airline company, Infosys is implementing organization-wide Oracle Financials to transform its finance function in addition to incorporating best practices and operating procedures for enhanced effectiveness.

In Europe, Infosys is developing and upgrading a global SAP template for a leading Finnish sports equipment manufacturer. A global electronics giant based in the Netherlands engaged Infosys to rationalize its software infrastructure, particularly its business-critical content management system.

In the United Arab Emirates, Infosys is undertaking an initial scoping study to implement Oracle enterprise planning and budgeting systems for a leading government-owned petroleum company. Infosys helped a leading airline in the Middle East launch the first phase of its full-function, multi-language corporate website.

Infosys' Independent Validation Services (IVS) are gaining traction with clients across industry verticals. Infosys is establishing a Testing Center of Excellence (TCoE) to streamline Quality Assurance (QA) for a North American brokerage firm and developing enterprise QA strategy for a leading global insurance company. Infosys is also engaged in assessment and redesign of QA and testing processes, and performance validation for another insurance firm with global operations. Other wins include end-to-end test automation and business process validation for two leading utility companies in North America.

Infosys Consulting Inc. added nine new clients including an asset maintenance & servicing company in Australia and a recognized market leader in smartphones, handhelds, software and accessory solutions.

"The pricing environment continues to be stable with an upward bias," said S. D. Shibulal, Member of the Board and Group Head - Worldwide Sales & Customer Delivery. "Our continued focus on offering multiple services and our end-to-end capability in delivering solutions is giving us a strategic advantage in growing client accounts."

Finacle®
Finacle®, Infosys' universal banking solution, registered key wins in the Middle East, Africa and South Asia, including two banks in Nigeria and a leading bank headquartered in Bangladesh. Finacle® was rolled out at DBS Bank's Indian operations, HPB, Croatia, and Dunbar Bank, a part of Zurich Financial Services, UK. Two Indian banks - UCO Bank and Bank of Baroda - also went live on Finacle® during the quarter.

Process innovation at Infosys
During the quarter, Infosys filed for 14 patents in India and the US for process innovation in IT services. As of September 30, 2006, Infosys has filed for 58 patents in India and the US.

Liquidity and capital expenditure
Cash and cash equivalents, including investments in liquid mutual funds, as on September 30, 2006 was Rs. 4,327 crore (Rs. 3,793 crore as on September 30, 2005). During the quarter, Infosys incurred capital expenditure of Rs. 330 crore. Operating cash flows during the quarter ended September 30, 2006 were Rs. 961 crore (Rs. 629 crore for the quarter ended September 30, 2005).

"The rupee depreciated marginally during the quarter with consequent benefit to us," said V. Balakrishnan, Chief Financial Officer. "Our operating margins also improved despite absorbing wage increases and other strategic investments."

Human resources
Infosys won the coveted 2006 SHRM (Society for Human Resource Management) Human Capital Leadership Award under the Innovative Business Solutions Category. The SHRM Human Capital Leadership Awards recognize human resource leaders who serve as essential partners in developing and executing organizational strategy. SHRM is the world's largest association devoted to Human Resource Management, representing more than 210,000 individual members across the world.

"We hired 10,795 employees (gross), which is the highest employee addition in any quarter," said T. V. Mohandas Pai, Member of the Board and Head - HRD and Education & Research. "We are increasing our investments in education and training, and improving the knowledge base of entry-level talent through the Infosys Campus Connect program. We have also put in place a long-term retention bonus plan for senior employees during the quarter."

Infosys BPO Limited
Progeon Limited, the business process outsourcing subsidiary of Infosys Technologies Limited., has been renamed Infosys BPO Limited effective August 29, 2006.

Infosys BPO Limited, ranked among the 'World's Top BPO Companies' by the International Association of Outsourcing Professionals (IAOP), added three customers, including one of the world's largest telecom carriers and a leading US-based global provider of property, casualty and specialty insurance.

Infosys China Limited
Infosys Technologies (Shanghai) Co. Limited was renamed as Infosys Technologies (China) Co. Limited during the quarter.

In China, Infosys is partnering with a leading global provider of integrated communications solutions and embedded electronic solutions to manage its marketing investments and trade promotions through the global Retail Channel Management (RCM) initiative. A leading bank in Taiwan is using Infosys' expertise to build a robust knowledge management platform for its worldwide multi-channel banking operations. Infosys is also helping the bank in rationalizing and maintaining its customer service platform.

About the company
Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 66,000 employees in over 39 offices worldwide. For more information, visit www.infosys.com

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our quarterly report on Form 6-K for the quarter ended June 30, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore
Balance Sheet as at	September 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	278	138
Reserves and surplus	8,273	6,759
	8,551	6,897
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,417	2,837
Less: Accumulated Depreciation	1,481	1,275
Net book value	1,936	1,562
Add: Capital work-in-progress	481	571
	2,417	2,133
INVESTMENTS	3,442	876
DEFERRED TAX ASSETS	68	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,957	1,518
Cash and bank balances	804	3,279
Loans and advances	1,478	1,252
	4,239	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,000	808
Provisions	615	1,409
NET CURRENT ASSETS	2,624	3,832
	8,551	6,897

NOTE:
The audited Balance Sheet as at September 30, 2006 has been taken on record at the board meeting held on October 11, 2006

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended September 30,		Half year ended September 30,
	2006	2005	2006	2005
INCOME
Software services and products	3,273	2,170	6,140	4,137
Software development expenses	1,796	1,167	3,411	2,231
GROSS PROFIT	1,477	1,003	2,729	1,906
Selling and marketing expenses	180	125	348	244
General and administration expenses	243	173	453	310
	423	298	801	554
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,054	705	1,928	1,352
Interest	-	-	-	-
Depreciation	110	90	207	165
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	944	615	1,721	1,187
Other income	66	45	195	76
Provision for investments	-	1	3	1
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,010	659	1,913	1,262
Provision for taxation	114	67	218	146
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	896	592	1,695	1,116
Income from sale of investments, net of taxes	-	-	6	-
Net Profit after Tax and Exceptional Items	896	592	1,701	1,116
Balance Brought Forward	2,995	1,952	2,195	1,428
Less: Residual dividend paid	-	-	4	-
Additional dividend tax	-	-	1	-
	2,995	1,952	2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION	3,891	2,544	3,891	2,544
DIVIDEND
Interim	278	177	278	177
Final	-	-	-	-
Total dividend	278	177	278	177
Dividend tax	39	25	39	25
Balance in Profit and Loss Account	3,574	2,342	3,574	2,342
	3,891	2,544	3,891	2,544
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	16.15	10.87	30.61	20.54
Diluted	15.79	10.57	29.90	19.96
After Exceptional Items
Basic	16.15	10.87	30.72	20.54
Diluted	15.79	10.57	30.01	19.96
Number of shares used in computing earnings per share
Basic	55,47,72,296	54,42,02,438	55,37,98,511	54,30,96,662
Diluted	56,77,46,039	56,00,61,300	56,69,42,396	55,88,90,590
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

NOTE:
The audited Profit & Loss Account for the quarter ended September 30, 2006 has been taken on record at the board meeting held on October 11, 2006

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	September 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	278	138
Reserves and surplus	8,321	6,828
	8,599	6,966
MINORITY INTEREST	10	68
	8,609	7,034
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,004	2,983
Less: Accumulated Depreciation	1,555	1,328
Net book value	2,449	1,655
Add: Capital work-in-progress	483	571
	2,932	2,226
INVESTMENTS	2,819	755
DEFERRED TAX ASSETS	79	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,085	1,608
Cash and bank balances	982	3,429
Loans and advances	1,514	1,297
	4,581	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,177	934
Provisions	625	1,412
NET CURRENT ASSETS	2,779	3,988
	8,609	7,034

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2006	2005	2006	2005
INCOME - Software services, products and business process management	3,451	2,294	6,466	4,366
Software development and business process management expenses	1,833	1,212	3,499	2,316
GROSS PROFIT	1,618	1,082	2,967	2,050
Selling and marketing expenses	221	149	425	291
General and administration expenses	288	199	544	361
	509	348	969	652
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,109	734	1,998	1,398
Interest	-	-	-	-
Depreciation	122	96	228	176
OPERATING PROFIT BEFORE TAX , MINORITY INTEREST AND EXCEPTIONAL ITEMS	987	638	1,770	1,222
Other income, net	66	44	194	72
Provision for investments	-	1	3	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,053	681	1,961	1,293
Provision for taxation	123	69	229	150
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	930	612	1,732	1,143
Income from sale of investments	-	-	6	-
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	930	612	1,738	1,143
Minority Interest	1	6	9	6
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	929	606	1,729	1,137
Balance brought forward	3,014	1,946	2,219	1,415
Less: Residual dividend paid	-	-	4	-
Additional dividend tax	-	-	1	-
	3,014	1,946	2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION	3,943	2,552	3,943	2,552
DIVIDEND
Interim	278	177	278	177
Final	-	-	-	-
Total dividend	278	177	278	177
Dividend tax	39	25	39	25
Balance in Profit and Loss Account	3,626	2,350	3,626	2,350
	3,943	2,552	3,943	2,552
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	16.75	11.13	31.11	20.94
Diluted	16.37	10.82	30.39	20.35
After Exceptional Items
Basic	16.75	11.13	31.23	20.94
Diluted	16.37	10.82	30.50	20.35
Number of shares used in computing earnings per share
Basic	55,47,72,296	54,42,02,438	55,37,98,511	54,30,96,662
Diluted	56,77,46,039	56,00,61,300	56,69,42,396	55,88,90,590
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006